Exhibit 99.1

Alpha Tau Announces Strong Overall Survival Results from Alpha DaRT® Pancreatic Cancer Studies Presented at 2026 ASCO Annual Meeting

- Results reinforce the potential feasibility and safety of Alpha DaRT as a one-time, minimally invasive intratumoral treatment that fits naturally into the patient journey -

- Pooled analysis of three prospective Phase I/II studies in locally advanced or metastatic pancreatic ductal adenocarcinoma (PDAC) demonstrates encouraging median overall survival (mOS) across chemotherapy-naive, second-line, and heavily pretreated patient populations -

-Patients treated with Alpha DaRT after 1st line chemotherapy reached median overall survival (mOS) of 11.2 and 11.1 months in metastatic and locally advanced disease, respectively, from the date of trial enrollment, compared to ~4 - 6 months for metastatic patients and ~ 9 months for locally advanced patients with second-line chemotherapy, based on published historical data -

- Favorable safety profile observed across the Alpha DaRT trials, with treatment-associated adverse events reported in 36% of subjects and Grade ≥3 events in 9%, with no treatment-related deaths and no chronic toxicity; all Grade ≥3 events resolved -

- Following these strong survival data, Company next turns to anticipated completion of recruitment in the multicenter U.S. IMPACT pancreatic cancer trial, which is exploring the ability of Alpha DaRT, in combination with initiation of front-line chemotherapy, to deliver a potent and focused local dose without exacerbating the harsh systemic side effects of standard chemotherapy -

Jerusalem, June 1, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”, or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced positive overall survival and safety results from a pooled analysis of three prospective Phase I/II clinical studies evaluating endoscopic ultrasound (EUS)-guided intratumoral Alpha DaRT treatment in patients with locally advanced or metastatic pancreatic ductal adenocarcinoma (PDAC). The results were presented at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting.

Pancreatic cancer remains one of the most lethal of all solid tumors, with a five-year survival rate of less than 10% and survival often measured in only months for patients with advanced disease. Treatment options are particularly limited for patients who are ineligible for chemotherapy or who have progressed through one or more lines of systemic therapy, where historical survival is consistently poor and few effective interventions exist.

The pooled, ad-hoc analysis combined safety and efficacy data from three studies, conducted at the Jewish General Hospital, at the Centre Hospitalier de l’Université de Montréal (CHUM) in Montreal, Canada, and at the Hadassah Medical Center in Jerusalem, Israel. The analysis included all patients who received the intended Alpha DaRT treatment, with a range of patients having undergone varying lines of prior chemotherapy. Survival was analyzed using the Kaplan-Meier method and assessed by disease stage (locally advanced versus metastatic) and by number of prior chemotherapy lines (zero, one, or two).

Overall Survival Results

Note: Caution should be exercised in comparing results from unrelated clinical studies due to differences in study designs, patient populations and other relevant factors.

Alpha DaRT-treated patients who had received one prior line of chemotherapy achieved a median overall survival of 17.0 months in metastatic disease and 13.8 months in locally advanced disease, from the date of initiation of the prior line of chemotherapy. Alpha DaRT as second-line therapy, measured from study enrollment, achieved an mOS of 11.2 months in metastatic patients, while in the published literature, mOS for metastatic patients with second-line chemotherapy is reported to be ~ 4-6 months (from initiation of second-line chemotherapy), and for the locally advanced patients, achieved an mOS of 11.1 months, vs. ~9 months.

Alpha DaRT-treated patients who had received two prior lines of chemotherapy - a heavily pretreated population for whom there is no established standard of care - achieved a median overall survival of 17.1 months in locally advanced disease and 11.3 months in metastatic disease, from the date of initiation of the second-line chemotherapy. Alpha DaRT as third-line therapy, measured from study enrollment, achieved an mOS of 7.9 months in metastatic patients, and for the locally advanced patients, achieved an mOS of 8.8 months, while in the published literature, mOS for patients with third-line chemotherapy is reported to be ~ 4-7 months (from the initiation of third-line chemotherapy).

Patients who were treated with Alpha DaRT and who had not received any prior chemotherapy demonstrated mOS of 7.1 months from diagnosis in both locally advanced and metastatic diseases, which includes mOS of 6.3 and 5.8 months, from trial enrollment, for locally advanced and metastatic patients, respectively.

Safety Results

Alpha DaRT was observed to have a favorable safety profile. Treatment-associated adverse events were observed in 36% of subjects, and Grade ≥ 3 adverse events were observed in 9% of subjects, including biliary obstruction, abdominal pain, fever, liver enzyme imbalance, and bacteremia. Importantly, there were no treatment-related deaths, all Grade ≥ 3 adverse events resolved, and no chronic adverse events were observed. This safety profile is especially relevant in advanced pancreatic cancer, where patients are often frail and where the cumulative toxicity of ongoing systemic therapy can significantly compromise quality of life.

A key differentiator of Alpha DaRT is its potential as a one-time, minimally invasive intratumoral administration, as compared to continuous oral or intravenous therapy.

Uzi Sofer, CEO of Alpha Tau, stated: “I have always believed deeply in the potential of Alpha DaRT to be highly efficacious, but I say proudly that these results exceeded even my own expectations, and are an outstanding extension of the interim results in these first-in-human trials that we observed last year. To see this level of survival, achieved with a one-time treatment and without chronic side effects, in patients who today have so little to turn to, strengthens our resolve to bring Alpha DaRT to as many of these patients as possible, as quickly as we responsibly can. These first-in-human results are fantastic, and they demonstrate the potential of Alpha DaRT as a monotherapy, even when compared to standard-of-care chemotherapies. And now we are even more excited about the treatment design of our U.S. IMPACT trial. In treating pancreatic cancer, our goal is not to replace chemotherapy or other next-generation systemic therapies, our goal is to explore whether Alpha DaRT can serve as a compelling focused local therapy and add a concurrent therapeutic boost without exacerbating the harsh systemic side effects of standard chemotherapy regimens. We are excited about the advent of new systemic therapy options for pancreatic cancer patients, and given the safety profile observed thus far for Alpha DaRT, we believe there is compelling rationale for exploring further combination trials in the future with new systemic therapies as they become standard-of-care. Pancreatic cancer is one of the cruelest diagnoses, and these patients deserve therapies that deliver not only meaningful efficacy, but also a safety profile and treatment experience that respect their quality of life and fit into their journey rather than dominate it.”

Corey Miller, MD, MSc, Director of Therapeutic Endoscopy of the Division of Gastroenterology at the Jewish General Hospital, Assistant Professor of Medicine at McGill University, and Principal Investigator in Canada, commented: “As the first physician in the world to deliver Alpha DaRT into the pancreas using an endoscopic ultrasound-guided approach, seeing these results is genuinely extraordinary for me. I treated some of the very first patients in this program, and that trajectory, from the early procedures all the way through to receiving the survival outcome data with no observed chronic toxicity, has been truly fantastic to witness and a privilege to be a part of.”

Robert Den, MD, Chief Medical Officer of Alpha Tau, added: “These pooled survival and safety data provide extremely encouraging reinforcement of our clinical strategy which we are moving decisively to execute across a broad and increasingly global clinical program. Historically, local therapy has not played a big role in treating non-resectable pancreatic cancer due to poor clinical trial results secondary to limitations on dose escalation in the pancreas in light of the sensitive organs in the area, as well as the inability to dose chemotherapy at systemic therapy levels concurrently with local therapy. We seek to make local therapy an integral part of the treatment of pancreatic cancer, without compromising the ability to deliver systemic therapy concurrently. Our flagship multicenter IMPACT trial in the United States continues to advance, evaluating Alpha DaRT in combination with chemotherapy in patients with newly diagnosed unresectable pancreatic cancer. The ACAPELLA trial in France, evaluating Alpha DaRT alongside capecitabine in patients with locally advanced pancreatic cancer, is underway following the treatment of its first patient. And our work at the prestigious University of Verona’s Pancreas Institute is extending the program to include a percutaneous delivery approach, broadening the range of patients who may be able to access this therapy. Together, these studies reflect a deliberate, methodical effort to generate the rigorous evidence needed to bring Alpha DaRT to patients with one of the most significant unmet needs in oncology.”

About the Studies

The analysis presented is a pooled ad-hoc analysis of three prospective Phase I/II clinical studies conducted at centers in Canada and Israel, evaluating EUS-guided intratumoral Alpha DaRT in patients with locally advanced or metastatic pancreatic ductal adenocarcinoma across varying lines of prior chemotherapy. The analysis included all cases that received the intended treatment. Survival analyses used the Kaplan-Meier method, measured from the time of enrollment or from the initiation of the previous line of chemotherapy, to death, and were analyzed by disease stage and number of prior chemotherapy lines (zero, one, or two).

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. The Alpha DaRT treatment has not been approved for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in pancreatic patients, including the potential benefits and associated risks, safety, future applications and uses, the IMPACT study, the ACAPELLA study, the work at the University of Verona, and potential indication approvals, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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